Consolidated Financial Statements

(Expressed in thousands of United States dollars)

WESTPORT INNOVATIONS INC.

For the three and six months ended June 30, 2013 and 2012

WESTPORT INNOVATIONS INC.

Consolidated Balance Sheets (unaudited)

(Expressed in thousands of United States dollars, except share amounts)

	June 30, 2013	December 31, 2012

Assets

Current assets:
Cash and cash equivalents	$134,724	$188,958
Short-term investments	562	26,902
Accounts receivable (note 4)	44,903	44,189
Inventories (note 5)	53,474	44,946
Prepaid expenses	7,171	6,641
Current portion of deferred income tax assets	4,396	7,183
	245,230	318,819

Long-term investments (note 6)	23,859	19,118
Other assets	1,936	1,852
Property, plant and equipment (note 8)	65,609	58,194
Intangible assets (note 9)	40,760	35,215
Goodwill (note 10)	72,067	56,879

	$449,461	$490,077

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities (note 11)	$57,463	$48,509
Current portion of deferred revenue	2,517	1,254
Current portion of deferred income tax liabilities	232	65
Current portion of long-term debt (note 12)	28,652	28,566
Current portion of warranty liability (note 13)	4,854	2,072
	93,718	80,466

Warranty liability (note 13)	1,867	4,308
Long-term debt (note 12)	47,925	52,156
Deferred revenue	4,413	5,215
Deferred income tax liabilities	9,097	9,245
Other long-term liabilities	2,649	2,606
	159,669	153,996
Shareholders’ equity:
Share capital:
Authorized:
Unlimited common shares, no par value
Unlimited preferred shares in series, no par value
Issued:
56,384,038 (2012 - 55,294,091) common shares	762,254	733,385
Other equity instruments	11,784	9,228
Additional paid in capital	7,237	6,384
Accumulated deficit	(495,666)	(429,932)
Accumulated other comprehensive income	4,183	17,016
	289,792	336,081

	$449,461	$490,077

See accompanying notes to consolidated financial statements.

2

WESTPORT INNOVATIONS INC.

Consolidated Statements of Operations and Comprehensive Loss (unaudited)

(Expressed in thousands of United States dollars, except share and per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
		(Restated - note 1)		(Restated - note 1)

Product revenue	$32,515	$34,341	$59,840	$69,604
Parts revenue	1,075	653	2,368	1,342
Service and other revenue	1,266	14,080	2,701	14,080
	34,856	49,074	64,909	85,026

Cost of revenue and expenses:
Cost of product and parts revenue	26,599	26,005	48,557	53,105
Research and development	23,894	18,107	44,331	32,353
General and administrative	12,866	8,653	24,553	20,193
Sales and marketing	8,024	7,309	15,423	13,562
Foreign exchange gain	(3,390)	(4,885)	(6,406)	(4,510)
Depreciation and amortization	3,791	2,729	7,387	5,214
Bank charges, interest and other	206	214	346	527
	71,990	58,132	134,191	120,444

Loss before undernoted	(37,134)	(9,058)	(69,282)	(35,418)

Income from investments accounted for by the equity method	4,609	4,595	6,296	10,125
Interest on long-term debt and amortization of discount	(1,243)	(1,366)	(2,495)	(2,648)
Interest and other income	134	574	333	810

Loss before income taxes	(33,634)	(5,255)	(65,148)	(27,131)

Income tax expense	301	802	586	1,553

Net loss for the periods	$(33,935)	$(6,057)	$(65,734)	$(28,684)

Other comprehensive loss:
Cumulative translation adjustment	(5,665)	(10,441)	(12,833)	(6,906)

Comprehensive loss	$(39,600)	$(16,498)	$(78,567)	$(35,590)

Loss per share:
Basic and diluted	$(0.61)	$(0.11)	$(1.18)	$(0.54)

Weighted average common shares outstanding:
Basic and diluted	55,631,945	54,941,622	55,473,038	52,912,760

See accompanying notes to consolidated financial statements.

3

WESTPORT INNOVATIONS INC.

Consolidated Statements of Shareholders’ Equity

(Expressed in thousands of United States dollars, except share amounts)

Six months ended June 30, 2013 and June 30, 2012 (unaudited)

	Common shares outstanding	Share capital	Other equity instruments	Additional paid in capital	Accumulated deficit	Accumulated other comprehensive income	Total shareholders' equity

Balance, December 31, 2011	48,455,601	$459,866	$6,112	$4,499	$(331,158)	$13,271	$152,590

Issue of common shares on exercise of stock options	70,466	1,194	-	(420)	-	-	774
Issue of common shares on exercise of performance share units	45,989	986	(986)	-	-	-	-
Issue of common shares on public offering	6,325,000	273,556	-	-	-	-	273,556
Share issue costs	-	(8,003)	-	-	-	-	(8,003)
Stock-based compensation	-	-	2,717	572	-	-	3,289
Net loss for the period	-	-	-	-	(22,627)	-	(22,627)
Other comprehensive income	-	-	-	-	-	3,535	3,535

Balance, March 31, 2012 (Restated - note 1)	54,897,056	$727,599	$7,843	$4,651	$(353,785)	$16,806	$403,114

Issue of common shares on exercise of stock options	10,861	172	-	(59)	-	-	113
Issue of common shares on exercise of performance share units	86,777	1,085	(1,085)	-	-	-	-
Share issue costs	-	(123)	-	-	-	-	(123)
Stock-based compensation	-	-	2,093	593	-	-	2,686
Net loss for the period	-	-	-	-	(6,057)	-	(6,057)
Other comprehensive loss	-	-	-	-	-	(10,441)	(10,441)

Balance, June 30, 2012 (Restated - note 1)	54,994,694	$728,733	$8,851	$5,185	$(359,842)	$6,365	$389,292

Balance, December 31, 2012	55,294,091	$733,385	$9,228	$6,384	$(429,932)	$17,016	$336,081

Issue of common shares on exercise of stock options	15,011	133	-	(49)	-	-	84
Issue of common shares on exercise of performance share units	91,174	1,884	(1,884)	-	-	-	-
Stock-based compensation	-	-	2,650	574	-	-	3,224
Net loss for the period	-	-	-	-	(31,799)	-	(31,799)
Other comprehensive loss	-	-	-	-	-	(7,168)	(7,168)

Balance, March 31, 2013	55,400,276	$735,402	$9,994	$6,909	$(461,731)	$9,848	$300,422

Issue of common shares on exercise of stock options	68,951	598	-	(218)	-	-	380
Issue of common shares on exercise of performance share units	196,326	4,254	(4,254)	-	-	-	-
Issue of common shares in connection with acquisition (note 3)	718,485	22,000	-	-	-	-	22,000
Acquisition to be settled by issuance of common shares (note 3)	-	-	3,000	-	-	-	3,000
Stock-based compensation	-	-	3,044	546	-	-	3,590
Net loss for the period	-	-	-	-	(33,935)	-	(33,935)
Other comprehensive loss	-	-	-	-	-	(5,665)	(5,665)

Balance, June 30, 2013	56,384,038	$762,254	$11,784	$7,237	$(495,666)	$4,183	$289,792

See accompanying notes to consolidated financial statements.

4

WESTPORT INNOVATIONS INC.

Consolidated Statements of Cash Flows (unaudited)

(Expressed in thousands of United States dollars)

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
		(Restated - note 1)		(Restated - note 1)
Cash flows from operating activities:
Loss for the period	$(33,935)	$(6,057)	$(65,734)	$(28,684)
Items not involving cash:
Depreciation and amortization	3,791	2,729	7,387	5,214
Stock-based compensation expense	4,084	2,896	7,465	6,458
Unrealized foreign exchange gain	(3,390)	(4,885)	(6,406)	(4,510)
Deferred income tax (recovery) expense	(129)	182	(161)	617
Income from investments accounted for by the equity method	(4,609)	(4,595)	(6,296)	(10,125)
Accretion of long-term debt	453	320	913	515
Other	(12)	(16)	(25)	27
Changes in non-cash operating working capital:
Accounts receivable	(4,722)	(8,635)	(2,327)	(4,951)
Inventories	103	(4,940)	(4,284)	(9,291)
Prepaid expenses	141	186	(344)	(3,814)
Accounts payable and accrued liabilities	4,697	234	3,761	102
Deferred revenue	1,053	523	784	2,000
Warranty liability	744	170	113	1,658
	(31,731)	(21,888)	(65,154)	(44,784)
Cash flows from investing activities:
Purchase of property, plant and equipment	(6,930)	(4,838)	(15,176)	(13,493)
Purchase of intangible assets	-	(30)	-	(989)
Sale (purchase) of short-term investments, net	7,192	(867)	25,873	(68,759)
Repayment of loan receivable	-	-	-	2,494
Increase loan payable	-	-	-	2,450
Acquisitions, net of acquired cash	1,178	(52)	1,178	(1,125)
Dividends received from joint venture	768	-	2,224	-
	2,208	(5,787)	14,099	(79,422)
Cash flows from financing activities:
Increase in operating lines of credit	-	-	-	4,245
Repayment of operating lines of credit	-	(2,885)	(1,807)	(2,885)
Repayment of long-term debt	-	(2,111)	-	(6,404)
Proceeds from stock options exercised	380	113	464	887
Shares issued for cash	-	-	-	273,556
Share issuance costs	-	(123)	-	(8,126)
	380	(5,006)	(1,343)	261,273

Effect of foreign exchange on cash and cash equivalents	(1,822)	4,364	(1,836)	3,274

(Decrease) increase in cash and cash equivalents	(30,965)	(28,317)	(54,234)	140,341

Cash and cash equivalents, beginning of period	165,689	231,943	188,958	63,285

Cash and cash equivalents, end of period	$134,724	$203,626	$134,724	$203,626

Supplementary information:
Interest paid	$-	$440	$1,568	$2,079
Taxes paid, net of refunds	49	170	161	170
Non-cash transactions:
Shares issued on exercise of performance share units	4,254	1,085	6,138	2,071
Common Shares issued and to be issued to acquire BAF Technologies, Inc.	25,000	-	25,000	-

See accompanying notes to consolidated financial statements.

5

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

1.	Basis of presentation:

The unaudited consolidated balance sheet as at June 30, 2013, and the unaudited consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the three months and six months ended June 30, 2013 and 2012 have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

These unaudited interim consolidated financial statements do not include all note disclosures required on an annual basis, and therefore, should be read in conjunction with the annual audited consolidated financial statements for the fiscal year ended December 31, 2012 filed with the appropriate securities regulatory authorities.

In the opinion of management, all adjustments, which include reclassifications and normal recurring adjustments necessary to present fairly the consolidated financial position, consolidated results of operations and consolidated cash flows as at June 30, 2013 and for all periods presented, have been recorded. The results of operations for the three months and six months ended June 30, 2013 are not necessarily indicative of the results for the Company’s full year.

We have reclassified certain prior year amounts to conform to the current year’s presentation. See note 18 - Restatement of previously issued financial statements. Refer to note 2 (a) of the annual audited consolidated financial statements for additional information.

In interim financial statements previously filed in 2012, the Company had consolidated Cummins Westport Inc. (“CWI”). The Company subsequently concluded that CWI should be accounted for under the equity method because CWI continues to be a variable interest entity (“VIE”) but there is no primary beneficiary and has, accordingly, restated its consolidated financial statements for the three and six months periods ended June 30, 2012 to be on a similar basis.

The Company’s reporting currency for its consolidated financial statement presentation is the United States dollar. The functional currencies of the Company’s operations and subsidiaries include the following: United States, Canadian and Australian dollar, Euro, RMB and Swedish Krona. The Company translates assets and liabilities of these operations using the period end exchange rates, shareholders’ equity balances using the weighted average of historical exchange rates and revenues and expenses using the monthly average rate for the period with the resulting exchange differences recognized in other comprehensive income.

For the periods presented, the Company used the following exchange rates:

	Period end exchange rate as at:		Average for the three months ended:		Average for the six months ended:
	June 30, 2013	December 31, 2012	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012

Canadian dollar	0.95	1.01	0.99	1.00	0.98	0.99
Australian dollar	0.91	1.04	1.01	1.03	0.99	1.01
Euro	1.30	1.32	1.31	1.30	1.31	1.28
RMB	0.16	0.16	0.16	0.16	0.16	0.16
Swedish Krona	0.15	0.15	0.15	0.15	0.15	0.14

6

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

2.	Accounting changes:

(a)	Accounting policies adopted during the period:

Balance sheet

In December 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Updated (“ASU”) No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (“ASU 2011-11”). ASU 2011-11 enhances disclosures regarding financial instruments and derivative instruments. Entities are required to provide both net information and gross information for these assets and liabilities in order to enhance comparability between those entities that prepare their financial statements on the basis of U.S. GAAP and those entities that prepare their financial statements on the basis of IFRS.

In January 2013, the FASB issued ASU No. 2013-01 (“ASU 2013-01”), to clarify the scope of the new offsetting disclosures in ASU 2011-11. The ASU clarifies that the scope includes bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and lending agreements subject to a master netting arrangement or similar agreements.

The new guidance is to be applied retrospectively. These updates were effective for the Company on January 1, 2013. The adoption of the updates did not have a material impact on the Company’s consolidated financial statements.

Comprehensive Income

In February 2013, the FASB issued ASU No. 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (“ASU 2013-02”). ASU 2013-02 purpose is to improve the reporting of reclassifications out of accumulated other comprehensive income. Entities are required to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts.

This new guidance is to be applied prospectively. This update was effective for the Company on January 1, 2013. The adoption of this update did not have a material impact on the Company’s consolidated financial statements.

7

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

3.	Acquisition of BAF Technologies, Inc.:

On June 28, 2013 (“the acquisition date”), the Company acquired 100% of the outstanding common shares of BAF Technologies, Inc. (“BAF”) and its subsidiary, ServoTech Engineering, Inc. (ServoTech) from Clean Energy Fuels Corp. (“Clean Energy”). The results of BAF’s consolidated operations have been included in these consolidated financial statements since the acquisition date. BAF is a natural gas vehicle business that supports clients with vehicle conversions under Ford’s Qualified Vehicle Modifier (QVM) program. ServoTech is an engineering company that provides a total engineering solution from initial concept phase to prototype hardware and final prove-out.

Pursuant to the Stock Purchase Agreement, the purchase price for BAF was $25,000, to be settled in 816,460 of the Company’s common shares. The number of shares transferred was determined using the 10-day volume weighted average price (VWAP) per share prior to and including the acquisition date ($30.62 per share). Of the 816,460 common shares, 718,485 shares (fair value of $22,000) were issued on the acquisition date and 97,975 (fair value of $3,000) will be issuable to Clean Energy 12 months after the acquisition date. The fair value of the 97,975 common shares has been recognized in “Other equity instruments”.

The following table summarizes the preliminary allocation of the consideration to the fair value of the assets acquired and liabilities assumed at the acquisition date. The Company is in the process of obtaining third-party valuations of the assets acquired and liabilities assumed and therefore, the fair values set forth below represent management’s estimates but are subject to adjustment once the valuations are complete. The Company expects that Inventory, Property, plant and equipment, Intangibles assets, Goodwill and Deferred income tax liabilities may be affected by the valuation and, accordingly, the allocation adopted at June 30, 2013 is provisional pending finalization of the valuations.

Estimated Fair Value
Cash	$1,178
Accounts receivables	1,288
Prepaid expense	499
Inventory	5,792
Property, plant and equipment	905
Intangible assets	7,700
Other asset	298
Total identifiable assets acquired	17,660

Accounts payable and accrued liabilities	5,505
Deferred income tax liabilities - current	64
Warranty liabilities	582
Total current liabilities	6,151

Deferred income tax liabilities	2,926
Total liabilities assumed	9,077
Net identifiable assets acquired	8,583
Allocation to Goodwill	16,417

Total consideration	$25,000

The Company recognized $442 of acquisition related costs in “General and Administrative” expense under the Corporate segment during the three months ended June 30, 2013.

8

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

3.	Acquisition of BAF Technologies, Inc. (continued):

Intangible Assets

The provisional fair values for specifically identifiable intangible assets by major asset class are as set forth below.

	Assigned fair value	Weighted average amortization period
Customer relationships	$5,500	8 years
Core technology	1,200	10 years
Other intangibles	1,000	3 years

Total	$7,700

Inventory

The provisional fair value of $5,792 assigned to inventory was estimated based on assumptions about the selling prices and selling costs associated with the inventory.

Goodwill

Of the total consideration paid, $16,417 has been provisionally allocated to goodwill. While the allocation of goodwill among segments is not complete, the majority of goodwill recognized is expected to be assigned to the On-Road segment. The allocation of purchase price paid to goodwill is subject to adjustment pending receipt of the final valuation from a third party. The goodwill recognized is attributable primarily to securing synergies that are specific to the Company’s business.

Deferred Income taxes

The Company recognized a provisional deferred income tax liability of $2,990 relating to the difference in book and tax bases of acquired assets.

Results of BAF

The revenue and expenses of BAF for the three days, June 28 – June 30, 2013, of the reporting period during which BAF was a part of the Company are immaterial.

Pro forma results

The following unaudited supplemental pro forma information presents the consolidated financial results as if the acquisition of BAF had occurred on January 1, 2012 for the three and six-month period ended June 30, 2013 and June 30, 2012. This supplemental pro forma information has been prepared for comparative purposes and does not purport to be indicative of what would have occurred had the acquisition been made on January 1, 2012, nor are they indicative of any future results.

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012

Revenue	$37,835	$56,212	$72,158	$100,444
Net loss	$(36,457)	$(6,107)	$(69,481)	$(28,022)

9

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

3.	Acquisition of BAF Technologies, Inc. (continued):

These amounts have been calculated after applying the Company’s accounting policies and adjusting the results of BAF to reflect the additional depreciation and amortization that would have been charged assuming the fair value adjustments to property, plant and equipment and intangible assets had been applied on January 1, 2012, together with the consequential tax effects.

Marketing Agreement

As part of the business acquisition, the Company entered into a marketing agreement (Marketing Agreement) with Clean Energy, effective on the acquisition date for a period of two years. The Company is required to make a cash payment of $5,000 to Clean Energy in March 2014. Under the terms of the Marketing Agreement, Clean Energy will provide products and services to the Company.

The Marketing Agreement has been accounted for as a separate transaction from the business combination and the Company has provisionally estimated the fair value of the agreement to be $5,000. The Company is in the process of evaluating the fair value of the Marketing Agreement. To the extent the fair value of the agreement is less than $5,000, the excess consideration payable will be allocated to the consideration for the acquisition of BAF. The fair value assigned to the Marketing Agreement will be allocated to the products and services to be received and recognized when the products are received and services performed.

4.	Accounts receivable:

	June 30, 2013	December 31, 2012

Customer trade receivable	$40,777	$39,754
Government funding receivable	492	541
Due from joint venture	734	2,127
Other receivables	3,173	1,916
Income tax receivable	111	172
Allowance for doubtful accounts	(384)	(321)

	$44,903	$44,189

5.	Inventories:

	June 30, 2013	December 31, 2012

Purchased parts	$30,689	$25,454
Assembled parts	5,394	4,870
Work-in-process	9,223	7,516
Finished goods	8,462	7,385
Obsolescence provision	(294)	(279)

	$53,474	$44,946

10

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

6.	Long-term investments:

	June 30, 2013	December 31, 2012

Weichai Westport Inc. (a)	$12,867	$11,275
Cummins Westport Inc. (b)	10,496	7,126
Other equity accounted for investees	496	717

	$23,859	$19,118

(a)	Weichai Westport Inc.:

The Company has a 35% equity interest in Weichai Westport Inc. (“WWI”), a joint venture with Weichai Holding Group Co. Ltd. and Hong Kong Peterson (CNG) Equipment Ltd. For the three and six months ended June 30, 2013, the Company recognized income of $1,345 (2012 - $1,065) and $2,350 (2012 - $1,666) respectively, as income from investment accounted for by the equity method.

Assets, liabilities, revenue and expenses of WWI as of and for the periods presented are as follows:

	June 30, 2013	December 31, 2012

Current assets:
Cash and short-term investments	$4,224	$1,145
Accounts receivable	68,188	21,512
Inventory	66,917	55,109
Other current assets	875	1,053
Long-term assets
Property, plant and equipment	4,948	4,930
Deferred income tax assets	3,296	3,248

Total assets	$148,448	$86,997

Current liabilities:
Accounts payable and accrued liabilities	$115,224	$61,180

Total liabilities	$115,224	$61,180

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012

Product revenue	$152,503	$68,811	$258,355	$106,018

Cost of revenue and expenses:
Cost of product revenue	140,591	59,327	239,405	90,325
Operating expenses	7,390	5,619	11,050	9,808
	147,981	64,946	250,455	100,133

Income before income taxes	4,522	3,865	7,900	5,885

Income tax expense:	678	821	1,185	1,125

Income for the period	$3,844	$3,044	$6,715	$4,760

11

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

6.	Long-term investments (continued):

(b)	Cummins Westport Inc.:

The Company and Cummins each own 50% of the common shares of CWI. For the three and six months ended June 30, 2013, the Company recognized its share of CWI’s income of $3,347 (2012 - $3,642) and $4,138 (2012 - $8,410) respectively, as income from investment accounted for by the equity method.

Assets, liabilities, revenue and expenses of CWI as of and for the periods presented are as follows:

	June 30, 2013	December 31, 2012

Current assets:
Cash and short-term investments	$53,395	$44,371
Accounts receivable	8,183	6,995
Current portion of deferred income tax assets	8,877	7,304
Other current assets	171	225
Long-term assets:
Property, plant and equipment	1,015	873
Deferred income tax assets	13,595	9,786

Total assets	$85,236	$69,554

Current liabilities:
Current portion of warranty liability	$16,195	$13,317
Current portion of deferred revenue	4,380	3,862
Accounts payable and accrued liabilities	5,007	9,401
	25,582	26,580

Long-term liabilities:
Warranty liability	21,871	17,501
Deferred revenue	15,171	9,968
Other long-term liabilities	1,693	1,312
	38,735	28,781

Total liabilities	$64,317	$55,361

12

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

6.	Long-term investments (continued):

(b)	Cummins Westport Inc. (continued):

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012

Product revenue	$66,712	$47,698	$101,389	$91,247
Parts revenue	11,260	9,323	21,300	18,431
	77,972	57,021	122,689	109,678

Cost of revenue and expenses:
Cost of product and parts revenue	57,411	39,578	89,858	72,592
Research and development	5,441	2,436	11,478	4,355
General and administrative	284	420	576	773
Sales and marketing	4,268	3,044	8,781	5,475
Foreign exchange loss	19	7	25	17
Bank charges, interest and other	115	88	244	167
	67,538	45,573	110,962	83,379

Income before undernoted	10,434	11,448	11,727	26,299

Interest and investment income	26	134	39	267

Income before income taxes	10,460	11,582	11,766	26,566

Income tax expense:	3,766	4,298	3,491	9,746

Income for the period	$6,694	$7,284	$8,275	$16,820

7.	Variable interest entities:

Cummins and Westport each own 50% of the common shares of CWI and have equal representation on the Board of Directors. No one shareholder has the unilateral power to govern CWI. The Board of Directors has power over the operating decisions and to direct other activities of CWI that most significantly impact CWI’s economic performance as set forth in the governing documents. As decision-making at the Board of Directors’ level requires unanimous approval, this power is shared. Accordingly, neither party is the primary beneficiary.

Prior to February 20, 2012, the Company and Cummins shared equally in the profits and losses of CWI. Under the new Joint Venture Agreement, profits and losses are shared equally up to an established revenue baseline, and then any excess profits will be allocated 75% to the Company and 25% to Cummins. The Company has not historically provided and does not intend to provide financial or other support to CWI that the Company is not contractually required to provide.

The carrying amount and maximum exposure to losses relating to VIEs in which the Company holds a significant variable interest but is not the primary beneficiary and which have not been consolidated were as follows:

	As at June 30, 2013		As at December 31, 2012
	Carrying amount	Maximum exposure to loss	Carrying amount	Maximum exposure to loss

Equity method investment	$10,496	$10,496	$7,126	$7,126
Accounts receivable	734	734	2,127	2,127

13

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

8.	Property, plant and equipment:

		Accumulated	Net book
June 30, 2013	Cost	depreciation	value

Land and buildings	$551	$68	$483
Computer equipment and software	11,902	8,601	3,301
Furniture and fixtures	4,038	2,133	1,905
Machinery and equipment	93,692	38,028	55,664
Leasehold improvements	14,838	10,582	4,256

	$125,021	$59,412	$65,609

		Accumulated	Net book
December 31, 2012	Cost	depreciation	value

Land and buildings	$575	$64	$511
Computer equipment and software	11,529	8,140	3,389
Furniture and fixtures	4,032	1,913	2,119
Machinery and equipment	80,667	34,219	46,448
Leasehold improvements	15,602	9,875	5,727

	$112,405	$54,211	$58,194

9.	Intangible assets:

		Accumulated	Net book
June 30, 2013	Cost	amortization	value

Patents and trademarks	$19,925	$2,238	$17,687
Technology	8,112	2,227	5,885
Customer contracts	19,642	3,474	16,168
Other intangibles	1,040	20	1,020

Total	$48,719	$7,959	$40,760

		Accumulated	Net book
December 31, 2012	Cost	amortization	value

Patents and trademarks	$20,192	$1,758	$18,434
Technology	6,961	1,901	5,060
Customer contracts	14,404	2,709	11,695
Other intangibles	44	18	26

Total	$41,601	$6,386	$35,215

14

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

10.	Goodwill:

A continuity of goodwill is as follows:

	June 30, 2013	December 31, 2012

Balance, beginning of period:	$56,879	$55,814
Acquisition of BAF Technologies, Inc. (note 3)	16,417	-
Impact of foreign exchange changes	(1,229)	1,065

Balance, end of period	$72,067	$56,879

11.	Accounts payable and accrued liabilities:

	June 30, 2013	December 31, 2012

Trade accounts payable	$48,164	$37,956
Accrued payroll	4,975	8,539
Accrued interest	903	961
Income taxes payable	739	876
Other payables	2,682	177

	$57,463	$48,509

12.	Long-term debt:

	June 30, 2013	December 31, 2012

Subordinated debenture notes	$34,227	$36,185
Long-term payable	9,893	9,836
Senior financing	16,819	18,812
Senior revolving financing	13,017	13,185
Other bank financing	1,274	1,171
Capital lease obligations	1,347	1,533
	76,577	80,722

Current portion	(28,652)	(28,566)

	$47,925	$52,156

15

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

13.	Warranty liability:

A continuity of the warranty liability is as follows:

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012

Balance, beginning of period	$5,623	$5,756	$6,380	$4,401
Warranty assumed on acquisition	582	-	582	-
Warranty claims	(786)	(832)	(2,181)	(1,114)
Warranty accruals	707	1,056	859	2,808
Change in estimate	1,200	-	1,200	-
Impact of foreign exchange changes	(605)	106	(119)	(9)
Balance, end of period	$6,721	$6,086	$6,721	$6,086

Less: Current portion	(4,854)	(1,777)	(4,854)	(1,777)

Long-term portion	$1,867	$4,309	$1,867	$4,309

14.	Stock options and other stock-based plans:

(a)	Stock options:

Stock options are available for issuance under the Westport Omnibus Plan and were previously granted under the Company’s Stock Option Plan. A summary of the Company’s stock option activity for the six months ended June 30, 2013 are presented as follows:

	Six months ended June 30, 2013		Six months ended June 30, 2012
	Number of shares	Weighted average exercise price (CDN $)	Number of shares	Weighted average exercise price (CDN $)

Outstanding , beginning of period	996,047	$27.78	328,027	$8.96

Granted	-	-	770,727	33.77
Exercised	(83,962)	5.64	(81,327)	10.99
Cancelled/expired	(28,106)	33.83	(163)	6.13

Outstanding, end of period	883,979	$29.69	1,017,264	$27.60

Options exercisable, end of period	340,654	$23.17	238,204	$8.00

During the three and six months ended June 30, 2013, the Company recognized $648 (2012 - $666) and $1,294 (2012 - $1,308), respectively, in stock-based compensation related to stock options.

No options were granted during the six months ended June 30, 2013. The fair value of the options granted during the six months ended June 30, 2012 was determined using the Black-Scholes option pricing formula simulation with the following weighted average assumptions: expected dividend yield – nil%, expected stock price volatility – 47.79%, risk free interest rate – 0.38%, expected life of options – 3 years. The weighted average grant date fair value was $10.97 for options granted for the six months ended June 30, 2012.

As at June 30, 2013, $3,861 of compensation cost related to stock option awards has yet to be recognized in the results from operations and will be recognized over a weighted average period of 1.52 years.

16

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

14.	Stock options and other stock-based plans (continued):

(b)	Share units:

The value assigned to issued restricted share units (“RSUs”) and performance share units (“PSUs”) (together, the “Units”) and the amounts accrued are recorded as other equity instruments. As Units are exercised or vest and the underlying shares are issued from treasury of the Company, the value is reclassified to share capital.

A continuity of the Units issued under the Westport Omnibus Plan and the former Amended and Restated Unit Plan (together, the “Plans”) as of June 30, 2013 and 2012 are as follows:

	Six months ended June 30, 2013		Six months ended June 30, 2012
	Number of units	Weighted average grant date fair value (CDN $)	Number of units	Weighted average grant date fair value (CDN $)

Outstanding, beginning of period	1,095,094	$20.68	1,250,917	$18.04
Granted	565,290	30.33	185,705	35.99
Exercised	(211,694)	29.85	(132,766)	15.78
Cancelled/expired	(63,205)	27.49	-	-

Outstanding, end of period	1,385,485	$22.90	1,303,856	$20.83

Units outstanding and exercisable, end of period	267,197	$9.61	251,362	$8.42

	Six months ended June 30, 2013		Six months ended June 30, 2012

	Number of units	Weighted average grant date fair value (CDN $)	Number of units	Weighted average grant date fair value (CDN $)

Unvested, beginning of period	832,479	$24.41	973,986	$20.90
Granted	565,290	30.33	185,705	35.99
Vested	(242,412)	30.54	(107,197)	18.67
Cancelled	(37,069)	24.19	-	-

Unvested, end of period	1,118,288	$26.08	1,052,494	$23.79

During the three and six months ended June 30, 2013, the Company recognized $3,436 (2012 - $2,230) and $6,171 (2012 - $5,150), respectively, of stock-based compensation associated with the Westport Omnibus Plan and the former Amended and Restated Unit Plan.

As at June 30, 2013, $20,986 of compensation cost related to Units has yet to be recognized in the results from operations and will be recognized over a weighted average period of 1.55 years.

17

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

14.	Stock options and other stock-based plans (continued):

(b)	Share units (continued):

Of the Units granted during the six months ended June 30, 2013, 290,571 Units were subject to market and service conditions. The fair value of these PSUs was determined using a Monte-Carlo simulation using the following weighted average assumptions: expected dividend yield – nil% (2012 – nil%); expected stock price volatility – 56.47% (2012 – 55.95%); and risk free interest rate – 1.15% (2012 – 0.93%). The valuation model determined the grant date fair value based on assumptions about the likelihood of the Company achieving different payout factors as driven by the market conditions. For the PSUs granted after January 1, 2013 (“2013 LTI”), payout factors are determined based on revenue growth with a potential payout cap based on relative Total Shareholder Return (“TSR”) of Westport as compared to the TSRs of the peer companies. The payout percentages based on revenue growth range from 0% to 200%. For the 2013 LTI Units, 100% of these PSUs vest after three years from the date of the grant.

For the PSUs granted during the six months ended June 30, 2012 (“2012 LTI”), payout factors are determined based upon the absolute stock price at the end of two years, equal to the closing price on the last trading day of December 31, 2013.

For the PSUs granted prior to January 1, 2012 (“LTI Plan”), payout factors are determined based upon the absolute stock price at the end of two years and the stock price relative to a Synthetic Clean Tech index of comparative companies two years after the grant date.

For the 2012 LTI and the LTI Plan, one-half of these PSUs vest after two years and the remainder after three years from the date of the grant. The impact of market conditions, if any, on compensation expense for these units is determined at the time of the grant with no adjustment to the compensation expense for the actual results of the market condition.

During the three and six months ended June 30, 2013, 75,806 PSU’s were exercised with a payout factor of 200% (2012 – nil).

The fair value of all other Units was determined based on the market price of the underlying shares on the date of grant. Compensation expense, net of estimated forfeitures, is recognized in results from operations over the vesting period.

The aggregate intrinsic value of the Company’s stock option awards and share units at June 30, 2013 is as follows:

June 30, 2013 CDN$

Stock options:
Outstanding	$5,093
Exercisable	4,182
Exercised	2,056

Share units:
Outstanding	$49,115
Exercisable	9,472
Exercised	8,531

18

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

14.	Stock options and other stock-based plans (continued):

(b)	Share units (continued):

Stock-based compensation associated with the Westport Omnibus Plan and the former Amended and Restated Unit Plan is included in operating expenses as follows:

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012

Research and development	$575	$554	$986	$1,074
General and administrative	2,993	1,523	5,517	3,723
Sales and marketing	516	819	962	1,661

	$4,084	$2,896	$7,465	$6,458

(c)	Loss per share:

All of the stock options and share units have been excluded from the calculation of diluted loss per share as they are anti-dilutive.

15.	Segmented information:

The Company’s business operates in six reportable operating segments:

- Applied Technologies, designs, produces, and sells compressed natural gas (“CNG”) and liquefied petroleum gas (“LPG”) components and subsystems for natural gas vehicles of all types;

- On-Road Systems, engineers, designs, and markets complete vehicle systems from automotive to trucking applications and industrial systems to Westport’s existing OEM customers;

- New Markets and Off-Road Systems, engineers, designs, and markets Westport proprietary natural gas technologies, including the WestportTM high pressure direct injection (“HPDI”) technology, and fuel systems for the off-road, large-engine applications such as mine trucks, locomotives, workboats, and petroleum exploration equipment;

- Corporate and Technology Investments, which includes corporate costs such as research and development, general and administrative, marketing, interest and other charges, foreign exchange and depreciation that cannot be attributed to a particular segment and are incurred by all segments;

- CWI which serves the medium- to heavy-duty engine markets. The fuel for CWI engines is typically carried on vehicles as compressed natural gas or liquefied natural gas; and

- WWI develops, manufactures, and sells advanced, alternative fuel engines and parts that are widely used in city bus, coach, and heavy-duty truck applications in China or exported to other regions globally.

These reporting segments offer different products and services and are managed separately as each business requires different technology and marketing strategies.

The accounting policies for the reportable segments are consistent with those described in the Company’s annual consolidated financial statements for the year ended December 31, 2012. The Chief Operating Decision Maker evaluates segment performance based on the net operating income (loss), which is before income taxes and does not include depreciation and amortization, foreign exchange gains and losses, bank charges, interest and other expenses, interest and other income, and gain on sale of long-term investments.

19

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

15.	Segmented information (continued):

The Company did not record any intersegment sales or transfers for the three and six months ended June 30, 2013 and 2012.

Comparative periods have been recast to conform to current segment presentation.

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012

Revenue:
Applied Technologies	$25,220	$27,844	$48,498	$51,133
On-Road Systems	8,370	7,150	14,127	19,817
New Markets and Off-Road Systems	-	-	-	-
Corporate and Technology Investments	1,266	14,080	2,284	14,080
CWI	77,972	57,021	122,689	109,678
WWI	152,503	68,811	258,355	106,018
Total segment revenues	265,331	174,906	445,953	300,722
Less: equity investees' revenue	(230,475)	(125,832)	(381,044)	(215,696)
Total consolidated revenues	$34,856	$49,074	$64,909	$85,026

Net consolidated operating loss excluding depreciation and amortization, foreign exchange loss (gain), bank charges and other:
Applied Technologies	$2,174	$4,813	$4,041	$7,562
On-Road Systems	(9,364)	(10,702)	(18,484)	(20,996)
New Markets and Off-Road Systems	(3,527)	(2,994)	(6,262)	(4,752)
Corporate and Technology Investments	(25,810)	(2,117)	(47,250)	(16,001)
CWI	10,568	11,543	11,996	26,483
WWI	4,522	3,865	7,900	5,885
Total segment operating loss	(21,437)	4,408	(48,059)	(1,819)
Less: equity investees’ operating income	(15,090)	(15,408)	(19,896)	(32,368)
Net consolidated operating loss excluding depreciation and amortization, foreign exchange (gain) loss, bank charges and other:	(36,527)	(11,000)	(67,955)	(34,187)

Depreciation and amortization:
Applied Technologies	1,930	2,015	3,854	3,948
On-Road Systems	715	132	1,321	264
New Markets and Off-Road Systems	-	-	-	-
Corporate and Technology Investments	1,146	582	2,212	1,002
	3,791	2,729	7,387	5,214

Net consolidated operating loss before foreign exchange (gain) loss, bank charges and other	(40,318)	(13,729)	(75,342)	(39,401)

Foreign exchange (gain) loss, bank charges and other	(3,184)	(4,671)	(6,060)	(3,983)

Loss before undernoted	(37,134)	(9,058)	(69,282)	(35,418)

Interest on long-term debt and other income (expenses), net	(1,109)	(792)	(2,162)	(1,838)
Income from investment accounted for by the equity method	4,609	4,595	6,296	10,125

Loss before income taxes	$(33,634)	$(5,255)	$(65,148)	$(27,131)

20

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

15.	Segmented information (continued):

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012

Total additions to long-lived assets excluding business combinations:
Applied Technologies	$656	$1,014	$1,962	$1,014
On-Road Systems	5,941	2,977	9,487	3,604
New Markets and Off-Road Systems	113	-	234	-
Corporate and Technology Investments	220	877	3,493	9,864

	$6,930	$4,868	$15,176	$14,482

It is impracticable for the Company to provide geographical revenue information by individual countries; however, it is practicable to provide by geographical regions. Product and service and other revenues are attributable to geographical regions based on location of the Company’s customers and presented as a percentage of the Company’s product and service revenues are as follows:

	% of total product revenue and service and other revenue
	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012

Americas (including United States)	30	38	27	38
Asia (including China)	13	10	15	10
Other (including Italy)	57	52	58	52

The Company’s revenue earned from Canadian customers is not significant and has been included in revenue from sales in the Americas.

As at June 30, 2013, total goodwill of $50,905 (December 31, 2012 - $51,711) was allocated to Applied Technologies and $21,162 (December 31, 2012 - $5,168) to On-Road Systems reporting segments.

As at June 30, 2013, total long-term investments of $23,509 (December 31, 2012 - $18,544) was allocated to the Corporate and Technology Investments segment and $350 (December 31, 2012 - $574) was allocated to the Applied Technologies segment. Total assets are allocated as follows:

	June 30, 2012	December 31, 2012

Applied Technologies	$188,532	$161,206
On-Road Systems	102,209	85,401
New Markets and Off-Road Systems	6,181	6,556
Corporate and Technology Investments and unallocated assets	152,539	236,914
CWI	85,236	69,554
WWI	148,448	86,997
	683,145	646,628
Less: equity investees’ total assets	233,684	156,551

Total consolidated assets	$449,461	$490,077

21

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

15.	Segmented information (continued):

The Company’s long-lived assets consist of property, plant and equipment, intangible assets and goodwill.

Long-lived assets information by geographic area:

	June 30, 2012	December 31, 2012

Italy	$95,337	$99,099
Canada	32,327	29,707
United States	42,386	12,440
Sweden	7,046	7,720
China	6,440	6,524
Australia	863	601
	$184,399	$156,091
Less: equity investees’ long-lived assets	5,963	5,803

	$178,436	$150,288

16.	Related party transactions:

Pursuant to the amended and restated JVA, Westport engages in transactions with CWI.

As at June 30, 2013, net amounts due from CWI total $734 (December 31, 2012 - $2,127). Amounts receivable relate to costs incurred by Westport on behalf of CWI. The amounts are generally reimbursed by CWI to Westport in the month following the month in which the payable is incurred. During the three and six months ended June 30, 2013 and June 30, 2012 cost reimbursements from CWI consisted of the following:

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012

Research and development	$47	$48	$107	$116
General and administrative	301	314	821	496
Sales and marketing	1,298	1,037	2,400	2,080

	$1,646	$1,399	$3,328	$2,692

All material transactions between the Company and CWI have been eliminated on application of equity accounting.

17.	Fair value of financial instruments:

The carrying amounts reported in the balance sheets for cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their fair values due to the short-term period to maturity of these instruments.

The Company’s short-term investments are recorded at fair value. The long-term investment represents our interests in the CWI, WWI and other equity accounted for investees, which are accounted for using the equity method.

22

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

17.	Fair value of financial instruments (continued):

The carrying value reported in the balance sheets for obligations under capital lease, which is based upon discounted cash flows, approximates its fair value.

The carrying value reported in the balance sheet for the unsecured subordinated debenture notes (note 12) approximates its fair value, based on market rates of interest for similar indebtedness. Additionally, the interest rate on the notes approximates the interest rate being demanded in the market for debt with similar terms and conditions.

The carrying value reported in the balance sheet for other long-term payable (note 12) is recorded at amortized cost using the effective interest rate method. It is being accreted to the gross proceeds of €7,600 that is payable to OMVL on July 2, 2013 at the effective interest rate of 3.65%. As at June 30, 2013, the fair value of the long-term payable is the same as its carrying value as it matured and was repaid on July 2, 2013.

The carrying value reported in the balance sheet for senior financing agreements (note 12) approximates its fair value as at June 30, 2013, as the interest rate on the debt is floating and therefore approximates the market rate of interest. The Company’s credit spread also has not substantially changed from the 2.2% premium currently paid.

The Company categorizes its fair value measurements for items measured at fair value on a recurring basis into three categories as follows:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

When available, the Company uses quoted market prices to determine fair value and classify such items in Level 1. When necessary, Level 2 valuations are performed based on quoted market prices for similar instruments in active markets and/or model−derived valuations with inputs that are observable in active markets. Level 3 valuations are undertaken in the absence of reliable Level 1 or Level 2 information.

As at June 30, 2013 and December 31, 2012, cash and cash equivalents and short-term investments are measured at fair value on a recurring basis and are included in Level 1.

23

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

18.	Restatement of previously issued financial statements:

The following tables present the impact to the previously issued financial statements for the three and six months ended June 30, 2012. As previously reported column below represent amounts as reported in the Company’s June 30, 2012 consolidated financial statements filed on or about August 2, 2012.

Effect on Consolidated Statement of Operations	For the three months ended June 30, 2012
	As previously reported	Correction	(Restated - Note 1)

Product revenue	$81,770	$(47,429)	$34,341
Parts revenue	10,245	(9,592)	653
Service and other revenue	14,080	-	14,080
	106,095	(57,021)	49,074

Cost of revenue and expenses:
Cost of product and parts revenue	65,583	(39,578)	26,005
Research and development	20,543	(2,436)	18,107
General and administrative	9,073	(420)	8,653
Sales and marketing	10,353	(3,044)	7,309
Foreign exchange gain	(4,878)	(7)	(4,885)
Depreciation and amortization	2,766	(37)	2,729
Bank charges, interest and other	265	(51)	214
	103,705	(45,573)	58,132

Income (loss) before undernoted	2,390	(11,448)	(9,058)

Income from investment accounted for by the equity method	953	3,642	4,595
Interest on long-term debt and amortization of discount	(1,366)	-	(1,366)
Interest and other income	708	(134)	574

Loss before income taxes	2,685	(7,940)	(5,255)

Income tax expense (recovery)	5,100	(4,298)	802

Net loss for the period	$(2,415)	$(3,642)	$(6,057)

Net income (loss) attributed to:
Joint venture partners	3,642	(3,642)	-
The Company	(6,057)	-	(6,057)

Loss per share:
Basic and diluted	$(0.11)		$(0.11)

Weighted average common shares outstanding:
Basic and diluted	54,941,622		54,941,622

24

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

18.	Restatement of previously issued financial statements (continued):

Effect on Consolidated Statement of Comprehensive (Loss) Income	For the three months ended June 30, 2012
	As previously reported	Correction	(Restated - Note 1)

Loss for the period	$(2,415)	$(3,642)	$(6,057)

Other comprehensive loss:
Cumulative translation adjustment	(10,441)	-	(10,441)

Comprehensive loss	$(12,856)	$(3,642)	$(16,498)

Comprehensive income (loss) attributable to:
Joint venture partners	3,642	(3,642)	-
The Company	(16,498)	-	(16,498)

25

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

18.	Restatement of previously issued financial statements (continued):

Effect on Consolidated Statement of Cash Flow	For the three months ended June 30, 2012
	As previously reported	Correction	(Restated - Note 1)

Cash flows from operating activities:
Loss for the period	$(2,415)	$(3,642)	$(6,057)
Items not involving cash:
Depreciation and amortization	2,766	(37)	2,729
Stock-based compensation expense	2,896	-	2,896
Unrealized foreign exchange gain	-	(4,885)	(4,885)
Deferred income tax (recovery) expense	(1,782)	1,964	182
Change in deferred lease inducements	(15)	-	(15)
Income from investment accounted for by the equity method	(953)	(3,642)	(4,595)
Accretion of long-term debt	320	-	320
Other	(1)	-	(1)
Changes in non-cash operating working capital:
Accounts receivable	(10,569)	1,934	(8,635)
Inventories	(4,940)	-	(4,940)
Prepaid expenses	204	(18)	186
Accounts payable and accrued liabilities	(6,011)	6,245	234
Deferred revenue	1,377	(854)	523
Warranty liability	5,002	(4,832)	170
	(14,121)	(7,767)	(21,888)

Cash flows from investing activities:
Purchase of property, plant and equipment	(4,895)	57	(4,838)
Purchase of intangible assets	(30)	-	(30)
Purchase (sale) of short-term investments, net	(7,130)	6,263	(867)
Increase in loan payable	-	-	-
Acquisitions, net of acquired cash	(52)	-	(52)
	(12,107)	6,320	(5,787)

Cash flows from financing activities:
Repayment of operating lines of credit	(2,885)	-	(2,885)
Repayment of long-term debt	(2,111)	-	(2,111)
Proceeds from stock options exercised	113	-	113
Share issuance costs	(123)	-	(123)
	(5,006)	-	(5,006)

Effect of foreign exchange on cash and cash equivalents	(521)	4,885	4,364

Increase (decrease) in cash and cash equivalents	(31,755)	3,438	(28,317)

Cash and cash equivalents, beginning of period	245,525	(13,582)	231,943

Cash and cash equivalents, end of period	$213,770	$(10,144)	$203,626

26

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

18.	Restatement of previously issued financial statements (continued):

Effect on Consolidated Statement of Operations	For the six months ended June 30, 2012
	As previously reported	Correction	(Restated - Note 1)

Product revenue	$160,582	$(90,978)	$69,604
Parts revenue	20,042	(18,700)	1,342
Service and other revenue	14,080	-	14,080
	194,704	(109,678)	85,026

Cost of revenue and expenses:
Cost of product and parts revenue	125,697	(72,592)	53,105
Research and development	36,708	(4,355)	32,353
General and administrative	20,966	(773)	20,193
Sales and marketing	19,037	(5,475)	13,562
Foreign exchange gain	(4,493)	(17)	(4,510)
Depreciation and amortization	5,285	(71)	5,214
Bank charges, interest and other	623	(96)	527
	203,823	(83,379)	120,444

Loss before undernoted	(9,119)	(26,299)	(35,418)

Income from investment accounted for by the equity method	1,715	8,410	10,125
Interest on long-term debt and amortization of discount	(2,648)	-	(2,648)
Interest and other income	1,077	(267)	810

Loss before income taxes	(8,975)	(18,156)	(27,131)

Income tax expense (recovery):	11,299	(9,746)	1,553

Net loss for the period	$(20,274)	$(8,410)	$(28,684)

Net income (loss) attributed to:
Joint venture partners	8,410	(8,410)	-
The Company	(28,684)	-	(28,684)

Loss per share:
Basic and diluted	$(0.54)		$(0.54)

Weighted average common shares outstanding:
Basic and diluted	52,912,760		52,912,760

27

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

18.	Restatement of previously issued financial statements (continued):

Effect on Consolidated Statement of Comprehensive (Loss) Income	For the six months ended June 30, 2012
	As previously reported	Correction	(Restated - Note 1)

Loss for the period	$(20,274)	$(8,410)	$(28,684)

Other comprehensive loss:
Cumulative translation adjustment	(6,906)	-	(6,906)

Comprehensive loss	$(27,180)	$(8,410)	$(35,590)

Comprehensive income (loss) attributable to:
Joint venture partners	8,410	(8,410)	-
The Company	(35,590)	-	(35,590)

28

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

18. Restatement of previously issued financial statements (continued):

Effect on Consolidated Statement of Cash Flow	For the six months ended June 30, 2012
	As previously reported	Correction	(Restated - Note 1)

Cash flows from operating activities:
Loss for the period	$(20,274)	$(8,410)	$(28,684)
Items not involving cash:
Depreciation and amortization	5,285	(71)	5,214
Stock-based compensation expense	6,458	-	6,458
Unrealized foreign exchange gain	-	(4,510)	(4,510)
Deferred income tax (recovery) expense	(2,876)	3,493	617
Change in deferred lease inducements	(26)	-	(26)
Income from investment accounted for by the equity method	(1,715)	(8,410)	(10,125)
Accretion of long-term debt	515	-	515
Other	53	-	53
Changes in non-cash operating working capital:
Accounts receivable	(4,510)	(441)	(4,951)
Inventories	(9,291)	-	(9,291)
Prepaid expenses	(3,770)	(44)	(3,814)
Accounts payable and accrued liabilities	(2,411)	2,513	102
Deferred revenue	3,027	(1,027)	2,000
Warranty liability	7,738	(6,080)	1,658
	(21,797)	(22,987)	(44,784)

Cash flows from investing activities:
Purchase of property, plant and equipment	(13,550)	57	(13,493)
Purchase of intangible assets	(989)	-	(989)
(Purchase) sale of short-term investments, net	(79,044)	10,285	(68,759)
Advances on loan receivable	(2,554)	2,554	-
Repayment on loan receivable	2,494	-	2,494
Increase in loan payable	-	2,450	2,450
Acquisitions, net of acquired cash	(1,125)	-	(1,125)
	(94,768)	15,346	(79,422)

Cash flows from financing activities:
Increase in operating lines of credit	4,245	-	4,245
Repayment of operating lines of credit	(2,885)	-	(2,885)
Repayment of long-term debt	(6,404)	-	(6,404)
Proceeds from stock options exercised	887	-	887
Shares issued for cash	273,556	-	273,556
Share issuance costs	(8,126)	-	(8,126)
	261,273	-	261,273

Effect of foreign exchange on cash and cash equivalents	(1,236)	4,510	3,274

Increase (decrease) in cash and cash equivalents	143,472	(3,131)	140,341

Cash and cash equivalents, beginning of period	70,298	(7,013)	63,285

Cash and cash equivalents, end of period	$213,770	$(10,144)	$203,626

29